2008

PERSPECTIVE

T. Rowe Price Group Annual Report 2008

T. Rowe Price
INVEST WITH CONFIDENCE

"It was a difficult and unprecedented year—and an extremely unsettling one for investors. We've responded in the best way we know how, relying on our experience, discipline, and principles to make thoughtful investment decisions on behalf of our clients."

Brian Rogers, *Chairman of the Board*

Learn more about the value of perspective in this report's special section, beginning on page 5.

DEAR STOCKHOLDER:

The best thing we can say about 2008 is that it is behind us. What began as a simply challenging year turned into a period of financial market crisis. Stock markets around the world dropped sharply as a severe credit crunch spread globally amid concerns about asset values, excessive leverage, and lack of liquidity. Global corporate and high-yield bonds also dropped in value for similar reasons. Treasury securities were about the only place to provide refuge.

T. Rowe Price felt the impact of the market decline. Thanks to the fine work of our investment professionals, we have been able to avoid a direct hit from the problems in the subprime mortgage market that began the downturn, but we could not dodge the fallout from declining global markets. Assets under management, revenues, and earnings fell as market values declined and overall inflows—though solidly positive—slowed from 2007 levels. Our stock price also suffered a painful decline due to the general market conditions and the falloff in assets under management.

Fortunately, we entered 2008 in a very strong financial position. We began to limit growth in expenses a year ago as the economic and market problems became apparent and continued to rein in expenditures as the crisis deepened. As a result, we are pleased to note that the company ended the year in excellent financial shape and entered 2009 with no debt and substantial cash. Despite the challenges, the Board of Directors was able to maintain our record of consecutive annual dividend increases since the company became publicly owned in 1986.

The root cause of the downturn was the U.S. housing market, which was once viewed by many observers as a troubling but manageable situation. As real estate values declined, however, we witnessed the demise of some of the most well-known financial companies in the world as they struggled with declining asset values and excessive leverage.

The market crisis evolved into an economic issue as the global economy steadily slowed through 2008. As the year ended, the debate over whether the U.S. was in a recession developed into a debate over how severe the recession would be, and we saw unprecedented global government intervention to deal with the spreading crisis. The radical policy initiatives of the past six months, a pattern of globally coordinated interest rate cuts, and the proposed fiscal stimulus program of the Obama administration and similar programs in other countries is expected to have a positive impact on the global economy. At some point, better economic news will cause investor sentiment to improve and financial markets will respond accordingly, and we believe T. Rowe Price is positioned to perform well when this happens.

FINANCIAL PERFORMANCE

In this challenging environment, most measures of our financial performance were down from 2007. Net income declined in 2008 with diluted earnings per share of $1.82, down from $2.40 per share earned in 2007. The company nevertheless declared dividends of $.96 per share for the year, a significant increase from the 2007 level. Reflecting the declines in most financial markets, revenues fell to $2.1 billion in 2008, down slightly from the 2007 level of $2.2 billion.

It is important to understand that much of the market decline occurred in the final months of 2008, and so our revenue and earnings performance was actually helped by *average* asset levels well above the *year-end* level. We finished the year with $276.3 billion in assets under management, down from $400 billion at year-end 2007. Assets under management include $164.4 billion in the T. Rowe Price mutual funds distributed in the United States and $111.9 billion in other managed portfolios, which consist of institutional accounts, subadvised funds, sponsored mutual funds offered to investors outside the U.S., and variable annuity portfolios. Investors outside the United States account for nearly 10% of our assets under management.

The company's operating expenses rose by about 3% or $36 million from 2007 to 2008. As the year progressed, we slowed our hiring activity in response to the more difficult market environment that we had anticipated. Reflecting our growing number of clients and the need to service those accounts, staffing grew over the course of the year to 5,385 associates. We do not expect that our staffing level will grow in 2009. We also stepped up many expense-reduction initiatives toward midyear, reduced overall compensation, stopped hiring for all but strategic positions, and froze salaries for the company's most highly compensated employees. We undertook these initiatives to ensure that our cost structure remains under control in what is likely to be an unpredictable 2009.

Despite the decline in revenues and earnings in 2008, we had positive cash flows and maintained a strong financial position. In addition to the dividend increase, we invested $144 million in capital expenditures and repurchased 12.9 million shares of our common stock for $610 million. We have a debt-free balance sheet and substantial liquidity. Given our strong financial position, we have the flexibility to weather storms such as the one we experienced in 2008 and also to fund growth initiatives that broaden and deepen our capabilities.

(IN MILLIONS)	2007	2008
Net Revenues	$2,228.3	$2,116.3
Net Income	$670.6	$490.8
Net Cash Flow From Operations	$758.0	$741.8
Stockholders' Equity	$2,777.1	$2,488.8

	2007	2008
Basic Earnings per Share	$2.53	$1.89
Diluted Earnings per Share	$2.40	$1.82
Dividends per Share	$.75	$.96

MARKET ENVIRONMENT AND ASSET GROWTH

The performance of financial markets obviously has a significant impact on the company, and the decline in markets around the world affected our performance in 2008.

Equity market results in the U.S. were as negative as at any time since the 1930s, with the S&P 500 Index returning negative 37%. Value stocks declined less than growth stocks, but there were very few places to hide and preserve capital. Even the most defensive sectors of the U.S. equity market, such as consumer staples and health care companies, declined in 2008. Many of our U.S. equity funds generated good relative performance in a treacherous environment. We understand, however, that investors cannot spend relative performance when absolute returns are negative.

Non-U.S. equity markets also struggled, with the MSCI EAFE Index of developed market stocks declining by 43%. Emerging market stocks fell even more, with indices down by more than 50%. In hindsight, we had more emerging market exposure in some of our funds than was optimal, and this hurt performance in several of our investment strategies.

Fixed-income investments dramatically outperformed equities as concerned investors fled to the safety of U.S. Treasuries, pushing their yields to historically low levels. The Citigroup 3-Month Treasury Bill Index returned less than 2% for the year, and the Barclays Capital U.S. Aggregate Index of investment-grade bonds returned a little over 5%. While the highest-quality government securities performed well, corporate and high-yield bonds posted negative returns as concerns over credit risk weighed on investors.

One notable bright spot in 2008 was in our fixed-income portfolios as Mary Miller and her team avoided many of the severe asset-quality problems that afflicted many money market and fixed-income funds across our industry. Our generally conservative posture, sensitivity to risk, and reliance on in-house research paid off significantly in 2008, as did the close collaboration of our equity and fixed-income investment teams, which benefited from sharing information and ideas as the credit crisis deepened.

Offsetting a portion of the significant depreciation in the value of our assets under management were investments coming from existing and new clients. Here the news was more positive as cash flows into our managed portfolios totaled $17.1 billion, with $3.9 billion of new money invested in our mutual funds and $13.2 billion across the range of our institutional investment strategies. We are fortunate to have an outstanding, diversified client base with many clients having invested with us for years.

PREPARING FOR THE FUTURE

Not only have we maintained a strong financial position in a tumultuous environment, but we have also taken steps to strengthen our organization, prudently expand our investment offerings, and strengthen our ability to serve clients. We leveraged our global research platform to create Global Large-Cap Equity and Global Real Estate investment portfolios. At the end of the year, we introduced the Strategic Income Fund, designed to invest in fixed-income securities around the world. We offer these new products as both mutual funds and institutional separate accounts. The benefits of these investments may not be evident in the short term, but we think their introduction will help us meet the needs of investors going forward. While keeping an eye on expenses, we have continued to position the company to take advantage of new growth opportunities in selected markets.

SUMMARY AND OUTLOOK

T. Rowe Price was founded in 1937, over 70 years ago, in the midst of one of the most treacherous economic and financial chapters in history. Through good times and bad, our experienced team of investors and our disciplined investment strategies have helped us meet our clients' investment objectives. Periods like 2008 test our mettle, but we've dealt with adversity before and have emerged from prior downturns in a position to succeed.

Strong organizations can withstand the challenges of a demanding environment, learn from the experience, and emerge stronger after a period of adversity. We believe we are such an organization. We have talented colleagues who have worked tirelessly to assist our clients—particularly so in the hectic months of September and October. Financially, we are very strong. We have a well-diversified series of investment strategies designed to help clients around the world meet their investment needs.

It is important to distinguish between what we think and what we know. We think the investment environment will improve as we move into the latter half of 2009 as efforts to get the economy back on track gain traction and investor confidence begins to recover. While we believe this, it is by no means a foregone conclusion. Periods of excess always lead to periods of correction. In the 2000–2002 period, the excesses were in technology, telecommunications, and the Internet. This time, they were found in the housing and real estate sectors and in the willingness of individuals and institutions to take on too much debt. Recoveries take time, but the seeds of recovery are sown in the pain of every downturn. We expect the investment environment to improve as the year unfolds, but in managing the business, we assume that the environment will remain challenging. If the environment improves, which we believe is possible, we're in a position to prosper.

As we navigate 2009, we will be proceeding without the insight of our longtime colleague David Warren, president of T. Rowe Price International, our subsidiary managing investments outside the United States. Last summer, David announced that he planned to retire this spring. He joined us in 1981 and has worked tirelessly to build our investment organization outside the United States. David has played an integral role in the growth of our company, and he will be missed by both our clients and all of us at T. Rowe Price. We wish him the best.

To you, our stockholders: We thank you for your continued investment in T. Rowe Price. We will be working diligently on your behalf to enhance the value of your investment in the company.

Sincerely,

Brian C. Rogers, *Chairman of the Board*
February 6, 2009

James A. C. Kennedy, *Chief Executive Officer and President*

THE VALUE OF PERSPECTIVE

It keeps us grounded as markets change. It provides resolve when emotions swing. It helps us to stay focused on helping our clients pursue their goals. At T. Rowe Price, perspective comes from experience leaders and managers, from a disciplined investment approach, from a client-centered collaborative culture, and from our long-term view.

"When you're in uncharted market waters, experience is critical. We place a premium on retaining seasoned associates who bring diverse perspectives to the challenges facing our global clients and our business."

Bill Stromberg, *Director of Equities*

EXPERIENCED PROFESSIONALS

With an average of 25 years' service with the firm, our management committee members draw on a tradition of consistency and stability.


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Our portfolio managers are highly tenured, averaging 14 years' experience with T. Rowe Price and 19 years in the investment industry.

Experience is an excellent teacher. It shows us the advantage of staying focused — that with each market downturn, there is an upturn. Our investment professionals are seasoned investors with strong track records. Because of their individual expertise and collective experience, they are able to bring perspective to a difficult investment environment. And they are able to thoughtfully pursue consistent, competitive performance for our clients.

"Focus on fundamentals. Look for opportunities. Collaborate across teams. These priorities don't change for us—no matter what the conditions."

Mary Miller, *Director of Fixed Income*

DISCIPLINED INVESTMENT APPROACH


A time-tested investment approach helps us navigate turbulent markets.
Our approach gives us the confidence to pursue opportunities for our clients today and into the future.

At T. Rowe Price, disciplined investing begins with discriminating, fundamental research. Our analysts around the world specialize in market sectors and connect daily with managers to share ideas. We seek to manage risk through fundamental analysis and diversification. We closely monitor the changing landscape — remaining thoughtful and alert. Our clients can be confident that we are prepared to take advantage of potential market upturns on their behalf.

"'Clients first' is more than a slogan. It's a principle that's integrated into everything we do. From the way we manage investment strategies to the way our associates work together to deliver exceptional service."

Ed Bernard, *Vice Chairman*

CLIENT-CENTERED COLLABORATION


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Our collaborative approach is deliberate. We believe that the complex challenges facing our clients demand rigorous thinking from multiple perspectives. By putting our best ideas on the table and debating them, we arrive at carefully considered, well-informed decisions for our clients.

"T. Rowe Price is very well diversified in terms of the investment strategies we offer and the clients we serve around the world. This breadth provides stability and helps us stay focused on investing and serving our clients."

Jim Kennedy, *CEO and President*

LONG-TERM VIEW


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We believe the long-term outlook for T. Rowe Price is strong. Despite a difficult environment, we continue to invest in our people and business while pursuing clients' goals.

Certainly, it will take some time for markets to overcome the 2008 downturn. Whatever the circumstances, we will continue to focus intently on putting our clients' interests first. When Thomas Rowe Price, Jr., founded our firm, he set forth a very simple business principle: What is good for the client is also good for the firm. This principle will continue to guide us into the future.

"Helping others is at the heart of who we are. That means serving clients as well as the people in our communities. In fact, our commitment to giving back is as strong as ever. We continue to support worthy causes with our time, talent, and resources."

Jackie Hrabowski, *Community Involvement*

FINANCIAL INFORMATION

Selected Consolidated Financial Data

(in millions, except per-share data)

	2004	2005	2006	2007	2008
Net revenues	$ 1,277	$ 1,512	$ 1,815	$ 2,228	$ 2,116
Net operating income	$ 525	$ 655	$ 787	$ 996	$ 849
Net income	$ 337	$ 431	$ 530	$ 671	$ 491
Net cash provided by operating activities	$ 374	$ 540	$ 593	$ 758	$ 742
Per-share information					
Basic earnings	$ 1.32	$ 1.65	$ 2.01	$ 2.53	$ 1.89
Diluted earnings	$ 1.26	$ 1.58	$ 1.90	$ 2.40	$ 1.82
Cash dividends declared	$ .40	$ .485	$ .59	$ .75	$ .96
Weighted average shares outstanding	254.8	260.5	263.8	264.8	259.3
Weighted average shares outstanding assuming dilution	268.2	273.2	278.7	279.2	270.1
Balance sheet data at December 31					
Total assets	$ 1,929	$ 2,311	$ 2,765	$ 3,177	$ 2,819
Stockholders' equity	$ 1,697	$ 2,036	$ 2,427	$ 2,777	$ 2,489
Assets under management at December 31 (in billions)	$ 235.2	$ 269.5	$ 334.7	$ 400.0	$ 276.3

Amounts for the years 2004-2006 have been adjusted to reflect the two-for-one split of our common stock in June 2006.

Common Stock Performance

Our common stock trades on the NASDAQ Global Select Market under the symbol TROW. This chart compares the total cumulative return on our common stock to that of the indexes for the NASDAQ Financial Stocks and the S&P 500. For purposes of this presentation, we assume that $100 was invested in our common stock and each of the indexes on December 31, 2003, and that all subsequent dividends have been reinvested. We have calculated this information based on data provided by The NASDAQ Stock Market to its listed companies and data obtained from Standard & Poor's Web site (standardandpoors.com).



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$0
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TROW
$162
S&P 500
$90
NASDAQ Financials
$86

The following chart presents our common stock prices as ranges for each quarter over the past two years. Closing prices are indicated.



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$47.19
$51.89
$55.69
$60.88
$50.00
$56.47
$53.71
$35.44

	2007				2008			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Dividends declared per share	$ .17	$ .17	$ .17	$ .24	$ .24	$ .24	$ .24	$ .24

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL.

Our revenues and net income are derived primarily from investment advisory services provided to individual and institutional investors in our sponsored mutual funds and other managed investment portfolios. Investment advisory clients outside the United States account for nearly 10% of our assets under management at December 31, 2008.

We manage a broad range of U.S. and international stock, bond, and money market mutual funds and other investment portfolios, which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management affect our revenues and results of operations.

Neither our clients nor we could escape the severe downturn in global financial markets during 2008. Although we have not experienced a fundamental change in our business model like many other financial services companies, the collateral damage from the global economic woes significantly reduced our assets under management, related advisory revenues, and the value of our corporate mutual fund investments in 2008. In response, we have been vigilant about our expense levels and started a series of expense-reduction initiatives, accelerating those efforts as the market dramatically declined in the fourth quarter of 2008. Ultimately, our actual 2008 expenses were well below the levels originally planned. As we continue to rein in expenses, we presently expect that our 2009 operating expenses will fall below those of 2007.

We remain debt-free with substantial liquidity and resources that are available to help us ride through the current market crises while prudently managing the firm for the long-term. Our financial stability allows us to take advantage of attractive growth opportunities, invest in key capabilities including investment professionals and technologies and, most importantly, provide our clients with strong investment management expertise and service. While we believe 2009 will be a tough year for consumers and investors alike around the world, we think the investment environment will improve as we move into the latter half of the year and efforts to get the global economy back on track gain traction.

BACKGROUND.

The aftermath of the subprime mortgage market implosion in 2007 and the continuing credit crisis have significantly affected financial markets. At the beginning of 2008, equities declined dramatically around the world. In the United States, economic growth in the first quarter was low, and the downside risks in the economic outlook increased. The Federal Reserve responded with a substantial further easing of U.S. monetary policy that reduced the federal funds rate by 225 basis points to 2% by the end of April. The Federal government also acted with a fiscal stimulus package for American households, and the Federal Reserve initiated a series of actions intended to increase liquidity, among not only the large commercial banks but also large non-bank securities dealers.

Early July saw further financial market declines as many major indexes fell 20% below their most recent highs in October 2007. As summer progressed, the continuing severe downturn in the housing sector and the restraining effect of writedowns on bank capital and in turn credit availability, further pressured the markets. In early September, the U.S. Government acted to take control of the government-sponsored mortgage enterprises, Fannie Mae and Freddie Mac, and took numerous other largely unprecedented actions to seek to stabilize the financial services industry. The investment banking industry in the U.S. was transformed almost overnight as a merger, a bankruptcy and two conversions to bank holding companies either eliminated or reorganized the four largest independent firms. Subsequently, a large unrelated institutional money market mutual fund "broke the buck" and went into liquidation. Also, mortgage and other asset quality concerns continued to weaken both larger and smaller commercial banks, some of which experienced FDIC takeovers, further government assistance and additional mergers.

In the midst of this turmoil in the U.S. markets, global equity markets declined dramatically, and banking and credit market conditions deteriorated throughout the world. In September and October, central banks and governments acted, sometimes jointly, to shore up financial institutions and markets by injecting liquidity and capital directly into the global banking system and easing monetary policy further. In the U.S., the Federal Reserve reduced the target federal funds rate to 1% by the end of October and Congress enacted an extraordinary $700 billion support package that sought to stabilize the financial system. Most of the first half of this package, authorized to be spent before year end, went to large banks in exchange for preferred shares and warrants; however, the program also extended debt and equity financing to the automotive industry and a large insurance company. At year-end, credit markets were still tight and equity markets remained volatile with significant daily swings in valuations. Fears of recession and an uncertain timeframe for economic recovery weighed on investors. Given the uncertain outlook and lower demand, energy prices had weakened, with oil falling more than $100 below its record high in July 2008. In mid-December, the Federal Reserve reduced the target funds rate to a range of 0% to .25%, the lowest in history. In doing so, it noted that "...weak economic conditions are likely to warrant exceptionally low levels of the federal funds rate for some time."

With the ongoing global recession now acknowledged, expectations for the economy's performance in 2009 are generally low. Markdowns in scheduled production and significant employee layoffs have been announced as businesses aggressively cut costs and households reduce spending. Financial markets remain strained, and equity prices declined further in January. In addition to the remaining $350 billion from the $700 billion fall package, the new U.S. Administration has proposed a substantial further stimulus package that would include more than $800 billion of tax cuts and federal spending to turn the economy around. We are hopeful that this package, building on the monetary and fiscal actions already taken, will eventually provide the necessary foundation for a restoration of confidence in financial markets and a resumption of economic growth.

In the stressful and volatile financial markets of 2008, U.S. stock indexes produced significant negative results. The broad S&P 500 Index of large-cap companies in leading industries of the U.S. economy registered a 37.0% loss while the NASDAQ Composite Index, which is heavily weighted with technology companies, was down 40.5% (excluding dividends). Performance of stocks outside the United States was worse, with a strengthening U.S. dollar increasing the magnitude of losses in dollar terms. The MSCI EAFE Index, which measures the performance of mostly large-cap stocks in Europe, Australasia and the Far East, produced a 43.1% loss while the MSCI Emerging Markets Index had an even larger loss of 53.2% for 2008.

U.S. Treasury yields declined sharply across the maturity spectrum over the course of 2008, with shorter maturities experiencing the greatest movement as investors sought the safest short-term instruments and liquidity. The yield on the benchmark 10-year U.S. Treasuries was 2.25% at December 31, 2008, down 179 basis points from the end of 2007. On the shortest side of the yield curve, both the one- and three-month yields were only .11% at year-end 2008, down 265 and 325 basis points, respectively, from the beginning of the year.

The flight to credit quality amid the economic and financial turmoil of 2008 led other debt securities to record widely disparate returns with liquidity and credit quality driving the results. The Barclays Capital U.S. Aggregate Index, a broad measure of the taxable domestic investment-grade bond market, returned 5.24%. The Barclays Capital Municipal Bond Index lost 2.47% as the municipal market suffered from forced selling from leveraged investors and concerns about the condition of state finances. The Credit Suisse High Yield Index lost 26.17% as investors anticipated a wave of defaults among high-yield bonds and the asset-backed segment suffered from worries over consumer debt. Bonds from developed markets overseas enjoyed a small gain largely because of currency exchange movements over the year, and the Barclays Capital Global Aggregate Ex-U.S. Dollar Bond Index returned 4.39%.

In this unsettled environment, investors entrusted net inflows of $17.1 billion to our management in 2008. During the first half of the year, net inflows were $17.8 billion. The steep financial market downturn and extreme market volatility caused investors to be more cautious in the second half of 2008 and we experienced net outflows of $.7 billion. Total assets under our management ended 2008 at $276.3 billion, down 30.9% from the end of 2007 and up only 2.5% over the last three years from December 31, 2005. During this period, our assets under management (in billions) have changed as follows:

	2006	2007	2008
Assets under management at beginning of year	$ 269.5	$ 334.7	$ 400.0
Net cash inflows			
Sponsored mutual funds in the U.S.,			
including $.8 billion in 2006 from mutual fund mergers	12.9	20.2	3.9
Other portfolios, including $.1 billion in separate accounts acquired in 2006	14.9	13.6	13.2
	27.8	33.8	17.1
Net market gains (losses) and income	37.9	32.4	(140.3)
Mutual fund distributions not reinvested	(.5)	(.9)	(.5)
Increase (decrease) during year	65.2	65.3	(123.7)
Assets under management at end of year	$ 334.7	$ 400.0	$ 276.3

Over the last three years, our net cash inflows have been sourced most significantly from third-party financial intermediaries and from institutional investors around the world. Our relative investment performance over much of this period and brand awareness contributed significantly to attracting net inflows across each of our four distribution channels.

Assets under management at December 31, 2008, include $196.9 billion in equity and blended asset investment portfolios and $79.4 billion in fixed income investment portfolios. The investment portfolios that we manage consist of $164.4 billion in the T. Rowe Price mutual funds distributed in the United States and $111.9 billion in other investment portfolios, including separately managed accounts, sub-advised funds, and other sponsored investment funds offered to investors outside the U.S. and through variable annuity life insurance plans.

Our $513.5 million portfolio of investments in sponsored mutual funds at December 31, 2008, includes unrealized losses of $40.3 million that are considered temporary and, accordingly, are recognized in accumulated other comprehensive losses in stockholders' equity. This unrealized loss is comprised of $30.1 million attributable to investments valued at $115.9 million that have been temporarily impaired on a continuous basis from September 30, 2008, and $10.2 million arising in the fourth quarter of 2008 on fund investments valued at $79.3 million. See Quantitative and Qualitative Disclosures About Market Risk on page 25 of this report for further discussion about the recognition of impairments to our investments in sponsored mutual funds.

We incur significant expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts may often involve costs that precede any future revenues that we may recognize from increases to our assets under management.

RESULTS OF OPERATIONS.

2008 versus 2007. Investment advisory revenues decreased 6.3%, or $118 million, to $1.76 billion in 2008 as average assets under our management decreased $16 billion to $358.2 billion. The average annualized fee rate earned on our assets under management was 49.2 basis points in 2008, down from the 50.2 basis points earned in 2007, as lower equity market valuations resulted in a greater percentage of our assets under management being attributable to lower fee fixed income portfolios. Continuing stress on the financial markets and resulting lower equity valuations in subsequent quarters will result in lower average assets under our management, lower investment advisory fees and lower net income as compared to prior periods.

Net revenues decreased 5%, or $112 million, to $2.12 billion. Operating expenses were $1.27 billion in 2008, up 2.9% or $36 million from 2007. Net operating income for 2008 decreased $147.9 million, or 14.8%, to $848.5 million. Higher operating expenses in 2008 and decreased market valuations during the latter half of 2008, which lowered our assets under management and advisory revenues, resulted in our 2008 operating margin declining to 40.1% from 44.7% in 2007. Non-operating investment losses in 2008 were $52.3 million as compared to investment income of $80.4 million in 2007. Investment losses in 2008 include non-cash charges of $91.3 million for the other than temporary impairment of certain of the firm's investments in sponsored mutual funds. Net income in 2008 fell 27% or nearly $180 million from 2007. Diluted earnings per share also decreased to $1.82, down $.58 or 24.2% from last year. The non-operating charge to recognize other than temporary impairments reduced diluted earnings per share by $.21 in 2008.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased 8.5%, or $114.5 million, to $1.24 billion. Average mutual fund assets were $216.1 billion in 2008, down $16.7 billion from 2007. Mutual fund assets at December 31, 2008, were $164.4 billion, down $81.6 billion from the end of 2007.

Net inflows to the mutual funds during 2008 were $3.9 billion, including $1.9 billion to the money funds, $1.1 billion to the bond funds, and $.9 billion to the stock funds. The Value, Equity Index 500, and Emerging Markets stock funds combined to add $4.1 billion, while the Mid-Cap Growth and Equity Income stock funds had net redemptions of $2.2 billion. Net fund inflows of $6.2 billion originated in our target-date Retirement Funds, which in turn invest in other T. Rowe Price funds. Fund net inflow amounts in 2008 are presented net of $1.3 billion that was transferred to target-date trusts from the Retirement Funds during the year. Decreases in market valuations and income not reinvested lowered our mutual fund assets under management by $85.5 billion during 2008.

Investment advisory revenues earned on the other investment portfolios that we manage decreased $3.6 million to $522.2 million. Average assets in these portfolios were $142.1 billion during 2008, up slightly from $141.4 billion in 2007. These minor changes, each less than 1%, are attributable to the timing of declining equity market valuations and cash flows among our separate account and sub-advised portfolios. Net inflows, primarily from institutional investors, were $13.2 billion during 2008, including the $1.3 billion transferred from the Retirement Funds to target-date trusts. Decreases in market valuations, net of income, lowered our assets under management in these portfolios by $55.3 billion during 2008.

Administrative fees increased $5.8 million to $353.9 million, primarily from increased costs of servicing activities for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Our largest expense, compensation and related costs, increased $18.4 million or 2.3% from 2007. This increase includes $37.2 million in salaries resulting from an 8.4% increase in our average staff count and an increase of our associates' base salaries at the beginning of the year. At December 31, 2008, we employed 5,385 associates, up 6.0% from the end of 2007, primarily to add capabilities and support increased volume-related activities and other growth over the past few years. Over the course of 2008, we slowed the growth of our associate base from earlier plans and the prior year. We do not expect the number of our associates to increase in 2009. We also reduced our annual bonuses $27.6 million versus the 2007 year in response to recent and ongoing unfavorable financial market conditions that negatively impacted our operating results. The balance of the increase is attributable to higher employee benefits and employment-related expenses, including an increase of $5.7 million in stock-based compensation. Entering 2009, we did not increase the salaries of our highest paid associates.

After higher spending during the first quarter of 2008 versus 2007, investor sentiment in the uncertain and volatile market environment caused us to reduce advertising and promotion spending, which for the year was down $3.8 million from 2007. We expect to reduce these expenditures for 2009 versus 2008, and estimate that spending in the first quarter of 2009 will be down about $5 million from the fourth quarter of 2008. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base in the United States and abroad.

Occupancy and facility costs together with depreciation expense increased $18 million, or 12% compared to 2007. We have been expanding and renovating our facilities to accommodate the growth in our associates to meet business demands.

Other operating expenses were up $3.3 million from 2007. We increased our spending $9.8 million, primarily for professional fees and information and other third-party services. Reductions in travel and charitable contributions partially offset these increases.

Our non-operating investment activity resulted in a net loss of $52.3 million in 2008 as compared to a net gain of $80.4 million in 2007. This change of $132.7 million is primarily attributable to losses recognized in 2008 on our investments in sponsored mutual funds, which resulted from declines in financial market values during the year.

	2007	2008	Change
Capital gain distributions received	$ 22.1	$ 5.6	$ (16.5)
Other than temporary impairments recognized	(.3)	(91.3)	(91.0)
Net gains (losses) realized on fund dispositions	5.5	(4.5)	(10.0)
Net gain (loss) recognized on fund holdings	$ 27.3	$ (90.2)	$ (117.5)

We recognized other than temporary impairments of our investments in sponsored mutual funds because of declines in fair value below cost for an extended period. The significant declines in fair value below cost that occurred in 2008 were generally attributable to the adverse and ongoing market conditions discussed in the Background section on page 18 of this report. See also the discussion on page 24 of Critical Accounting Policies for other than temporary impairments of available-for-sale securities.

In addition, income from money market and bond fund holdings was $19.3 million lower than in 2007 due to the significantly lower interest rate environment of 2008. Lower interest rates also led to substantial capital appreciation on our $40 million holding of U.S. Treasury Notes that we sold in December 2008 at a $2.6 million gain.

The 2008 provision for income taxes as a percentage of pretax income is 38.4%, up from 37.7% in 2007, primarily to reflect changes in state income tax rates and regulations and certain adjustments made prospectively based on our annual income tax return filings for 2007. We currently estimate that our 2009 effective tax rate will be similar to the 2008 effective rate.

2007 versus 2006. Investment advisory revenues were up 25%, or $370.6 million, to nearly $1.9 billion as average assets under our management increased $74.5 billion to $374.2 billion. The average annualized fee rate earned on our assets under management was 50.2 basis points during 2007, virtually unchanged from the 50.3 basis points earned during 2006.

Net revenues increased 23%, or $413.3 million, to $2.2 billion. Operating expenses were $1.2 billion in 2007, up 20% or $203.8 million from 2006. Overall, net operating income for 2007 increased $209.5 million, or almost 27%, to $996.4 million. Our operating margin was 44.7% in 2007, up from 43.4% in 2006. Net income increased $141.0 million, or almost 27%, to $670.6 million for 2007, boosting diluted earnings per share more than 26% from $1.90 to $2.40.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased 24%, or $260.2 million, to more than $1.3 billion. Average mutual fund assets were $232.8 billion in 2007, an increase of 24% over the average for 2006. Mutual fund assets increased $39.5 billion during 2007.

Net inflows to the mutual funds were $20.2 billion during 2007. Our U.S. stock and blended asset funds had net inflows of $9.9 billion, our bond funds added $4.2 billion, our international and global stock funds added $4.7 billion, and our money market funds added $1.4 billion. Seven funds each added more than $1.4 billion and, in total, account for $15.6 billion of the net inflows. The Growth Stock Fund added more than $4.8 billion, the New Income and Equity Index 500 funds together added $4.6 billion, and the Blue Chip Growth, Value, Overseas Stock, and New Asia funds together attracted net inflows of $6.2 billion. Higher market valuations and income, net of dividends not reinvested, increased fund assets by $19.3 billion. Net fund inflows of $10.7 billion originated in our target-date Retirement Funds, which in turn invest in other T. Rowe Price funds.

Investment advisory revenues earned on the other investment portfolios that we manage increased $110.4 million, or almost 27%, to $525.8 million. Average assets in these portfolios were $141.4 billion in 2007, up 26% from the 2006 average. Other investment portfolio assets increased $25.8 billion during 2007, including more than $13.6 billion of net inflows from U.S. and international institutional investors and third-party financial intermediaries, and $12.2 billion from market gains and income.

Administrative fees increased $42.7 million to $348.1 million. The change in these revenues includes $10.4 million from 12b-1 distribution fees recognized on greater assets under management in the Advisor and R classes of our sponsored mutual fund shares. The balance of the increase is primarily attributable to our mutual fund servicing activities and defined contribution plan recordkeeping services for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to distribute the Advisor and R class fund shares through third party financial intermediaries and to provide services to the funds and their investors.

Our largest expense, compensation and related costs, increased $138.8 million, or 21%, over 2006. The largest part of the increase is attributable to a $55.3 million increase in our annual bonus compensation, which is based on our operating results and considers our relative and risk-adjusted investment performance, our growth in assets under management and net investor inflows, and the high quality of our investor services. The 2007 costs also include an increase of $37.5 million in salaries, which results from a 9% increase in our average staff size coupled with an increase of our associates' base salaries at the beginning of the year. At December 31, 2007, we employed 5,081 associates, up 10.3% from the beginning of 2007 and 4.3% from the 2007 average, primarily to handle increased volume-related activities and other growth. Other employee benefits and employment expenses, including an increase of $18.8 million in non-cash stock-based compensation, account for the remainder of the change in our compensation and related costs.

Advertising and promotion expenditures increased $10.6 million from 2006 in response to greater investor interest. Occupancy and facility costs together with depreciation expense increased $16.5 million. We are expanding and renovating our facilities to accommodate additional associates to meet greater business demands.

Other operating expenses were up $37.9 million, or 26%, including $10.4 million of higher distribution expenses recognized on greater assets under management sourced from financial intermediaries that distribute our Advisor and R classes of mutual fund shares. These distribution costs are offset by an equal increase in our administrative revenues recognized from the 12b-1 fees discussed above. Additionally, consulting and professional fees, travel, information services, and other costs rose in 2007 to meet increased business demands.

Our non-operating income, which includes interest income as well as the recognition of investment gains and losses, increased $9.0 million. Our larger mutual fund investments added $20.4 million in 2007, including $13.4 million of increased capital gain distributions from the funds. Additionally, 2006 included a gain of $12.2 million upon the liquidation of a sponsored collateralized bond obligation that did not recur.

The 2007 provision for income taxes as a percentage of pretax income was recognized using a rate of 37.7%, down slightly from the 38.3% rate for the year 2006 that included provisions of .6% for the anticipated settlement of prior years' taxes.

CAPITAL RESOURCES AND LIQUIDITY.

During 2008, stockholders' equity decreased from nearly $2.8 billion to about $2.5 billion. We repurchased $.6 billion of our common stock during the year. Tangible book value is $1.8 billion at December 31, 2008, and cash and mutual fund investments exceed $1.1 billion. Given the availability of these financial resources, we do not maintain an available external source of liquidity.

Operating activities during 2008 provided cash flows of nearly $742 million, down $16 million from 2007. Reconciling items include lower net income of almost $180 million that was offset by timing differences of about $59 million in the cash settlement of our operating receivables and payables. Other than temporary impairments of our sponsored mutual fund investments totaling $91 million, greater depreciation expense on our increased property and equipment of $8 million, and nearly $6 million of additional stock-based compensation account for the remainder of the difference between 2007 and 2008.

Net cash used in investing activities totaled $125 million in 2008, down $220 million from 2007. In 2007, we invested a net of $175.5 million in our sponsored mutual funds from our available cash resources. On a net basis, we added only $2.6 million to our fund holdings in 2008; however, we made $95 million of changes to the composition of our portfolio of mutual fund holdings in light of market conditions during the year. Because of an increase in savings bank deposits, we also increased our investment in debt securities held by the savings bank by $41 million in 2008. While we made other investments of $23 million in 2007, we made only $10 million of other investments in 2008. We also received proceeds of $42.6 million on the sales, and $30 million on the maturities, of our $70 million U.S. Treasury Notes portfolio.

Net cash used in financing activities was $783 million in 2008, up $382 million from 2007. Our strong cash position allowed us to increase our common stock repurchases by $302 million in 2008 versus 2007. Our cash outflows for dividends paid increased $132 million. During the first quarter of 2008, we changed our policy regarding the timing of dividend payments such that our quarterly dividends are now declared and paid in the same quarter. Accordingly, our cash outflows for 2008 include the payout of dividends for the fourth quarter 2007 and all four quarters of 2008. Additionally, we increased the quarterly dividend payment from $.17 per share made in each of the four 2007 quarters to $.24 per share beginning with the payment made in January 2008. Lastly, deposits at our savings bank subsidiary increased nearly $44 million in 2008 as depositors sought the security of FDIC-backed accounts.

Operating activities during 2007 provided cash flows of $758 million, up $165 million from 2006, including increased net income of $141 million and non-cash stock-based compensation expense of $19 million. Net cash used in investing activities totaled $345 million, down nearly $77 million from 2006. Our investments in mutual funds and other securities made from our larger available cash balances was $214 million in 2007, down $112 million from 2006. Increased capital spending for property and equipment was $146 million in 2007, up $51 million versus 2006. Net cash used in financing activities was $401 million in 2007, up $199 million from 2006. We increased our expenditures for common stock repurchases by $141 million and our dividends paid to stockholders by $33 million.

Property and equipment expenditures in 2009 are anticipated to be about $190 million and are expected to be funded from cash balances.

CONTRACTUAL OBLIGATIONS.

The following table presents a summary of our future obligations (in millions) under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2008. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated, under certain conditions that may involve termination fees. Because these obligations are generally of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2009 and future years. The information also excludes the $6 million of unrecognized tax benefits discussed in Note 9 to our consolidated financial statements because it is not possible to estimate the time period that it might be paid to tax authorities.

	Total	2009	2010-11	2012-13	Later
Noncancelable operating leases	$ 197	$ 26	$ 48	$ 42	$ 81
Other purchase commitments	190	123	53	12	2
	$ 387	$ 149	$ 101	$ 54	$ 83

We also have outstanding commitments to fund additional investments totaling $31.5 million at December 31, 2008.

CRITICAL ACCOUNTING POLICIES.

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our balance sheet, the revenues and expenses in our statement of income, and the information that is contained in our significant accounting policies and notes to consolidated financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results can differ materially from those estimates that we include currently in our consolidated financial statements, significant accounting policies, and notes.

We present those significant accounting policies used in the preparation of our consolidated financial statements as an integral part of those statements within this 2008 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements.

Other than temporary impairments of available-for-sale securities. We generally classify our investment holdings in sponsored mutual funds and the debt securities held for investment by our savings bank subsidiary as available-for-sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss as a component of comprehensive income (loss) within the statement of stockholders' equity. We next review each individual security position that has an unrealized loss or impairment to determine if that impairment is other than temporary.

A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment and a loss is recognized in our statement of income unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary loss of less than six months in our statement of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

An impaired debt security held by our savings bank subsidiary is considered to have an other than temporary loss that we recognize in our statement of income if we determine that we will probably not collect all contractual amounts due under the terms of the security. Any determination of this type would consider the issuer's financial condition and our ability and intent to hold the investment until its fair value recovers, which may mean until maturity, and to collect all contractual cash flows. Minor impairments of 5% or less that arise from changes in interest rates and not credit quality are generally considered temporary.

Goodwill. We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit – our investment advisory business.

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business. Our annual testing has demonstrated that the fair value of our investment advisory business exceeds our carrying amount (basically, our stockholders' equity) and, therefore, that no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our balance sheet, $665.7 million.

Stock options. We recognize stock option-based compensation expense in our consolidated statement of income using a fair value based method. Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading purposes and are of longer duration. The Black-Scholes option pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. Unlike most of our expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by, or adjusted based on, a cash outflow.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in numerous states and countries through our various subsidiaries, and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred in doing business each year in all of our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determinations of our annual provisions are subject to judgments and estimates, it is likely that actual results will vary from those recognized in our financial statements. As a result, additions to, or reductions of, income tax expense will occur each year for prior reporting periods as our estimates change and actual tax returns and tax audits are settled. We recognize any such prior year adjustment in the discrete quarterly period in which it is determined.

NEWLY ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARDS.

Each reporting period we consider all newly issued but not yet adopted standards applicable to our operations and the preparation of our consolidated statements. We do not believe that any issued standard that we have not yet adopted will have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines in financial market values like those experienced since September 2008 directly and negatively impact our investment advisory revenues, as well as our investment income and net income.

We invest in our sponsored mutual funds, which are market risk sensitive financial instruments, primarily for purposes other than trading; we do not invest in derivative financial or commodity instruments. Mutual fund investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of mutual fund shares. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

The following table (in millions) presents the equity price risk from investments in sponsored mutual funds that are accounted for as available-for-sale securities by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year end using each fund's lowest net asset value per share during 2008. In considering this presentation, it is important to note that: not all funds experienced their lowest net asset value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2008	% of portfolio	Potential lower value	% of portfolio	Potential loss	
Stock and blended asset funds	$ 314.8	61	$ 265.2	59	$ 49.6	15.8%
Bond funds	198.7	39	186.8	41	11.9	6.0%
	$ 513.5	100	$ 452.0	100	$ 61.5	12.0%

The comparable potential loss of value presented in our 2007 annual report was $67.8 million on sponsored mutual fund investments of $771.2 million that included a net unrealized gain of $147 million at December 31, 2007. During 2008, we actually experienced net losses of $254.7 million, including $91.3 million of other than temporary impairments recognized in our non-operating investment income (loss).

Financial market conditions have recently been extremely volatile and financial security valuations have declined. Similarly, our portfolio of investments in sponsored mutual funds at December 31, 2008, includes a net unrealized loss of $17.5 million, including gross unrealized losses totaling $40.3 million. Unrealized losses incurred in the second half of 2008 totaling $30.1 million on investments valued at $115.9 million at December 31, 2008, have been temporarily impaired on a continuous basis from September 30, 2008. The remaining unrealized losses totaling $10.2 million were incurred in the fourth quarter of 2008 on fund investments valued at $79.3 million.

Because our fund holdings are considered available-for-sale securities, we recognize unrealized losses that are considered temporary in other comprehensive income. We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary. A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. It is possible that we will determine at March 31, 2009, or at a subsequent quarter end, that unrealized losses in one or more of our mutual fund investments have become other-than-temporary impairments. We could also sell our fund positions before a subsequent quarter-end reporting date and recognize in our income statement previously unrealized losses. The amount and timing of any subsequent charge will be dependent on future market performance.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time in response to changes in market risks and other factors, as management deems appropriate.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

We also hold other investments of $41.9 million at December 31, 2008, that we are at risk for loss up to our carrying amount should market conditions deteriorate.

We operate in several foreign countries, most prominent among which is Great Britain. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenues are predominately realized in U.S. dollars. We do not believe that foreign currency fluctuations materially affect our results of operations.

FORWARD-LOOKING INFORMATION.

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this report, may contain certain forward-looking information, including information or anticipated information relating to changes in: our revenues, net income and earnings per share; changes in the amount and composition of our assets under management; our expense levels; our estimated effective income tax rate; and our expectations regarding financial markets and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those discussed below and in Item 1A, Risk Factors, in our Form 10-K Annual Report. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in the financial markets around the world that result in appreciation or depreciation of the assets under our management; our introduction of new mutual funds and investment portfolios; and changes in retirement savings trends relative to participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indexes; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements. Non-operating investment income (loss) will also fluctuate primarily due to the size of our investments and changes in their market valuations.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the United States and to further penetrate our distribution channels within the United States; variations in the level of total compensation expense due to, among other things, bonuses, stock option grants, other incentive awards, changes in our employee count and mix, and competitive factors; any goodwill impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

Consolidated Balance Sheets

(in millions, except share data)

December 31,	2007	2008
ASSETS		
Cash and cash equivalents (Notes 1 and 6)	$ 785.1	**$ 619.1**
Accounts receivable and accrued revenue (Note 2)	265.3	**177.3**
Investments in sponsored mutual funds (Notes 3 and 6)	771.2	**513.5**
Debt securities held by savings bank subsidiary (Notes 4 and 6)	126.9	**166.0**
Other investments (Notes 5 and 6)	104.1	**41.9**
Property and equipment (Note 7)	358.3	**440.1**
Goodwill	665.7	**665.7**
Other assets (Notes 8 and 9)	100.7	**195.8**
Total assets	$ 3,177.3	**$ 2,819.4**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses (Note 10)	$ 99.5	**$ 86.8**
Accrued compensation and related costs	81.1	**60.7**
Income taxes payable (Note 9)	41.7	**25.3**
Dividends payable	63.6	**—**
Customer deposits at savings bank subsidiary (Note 4)	114.3	**157.8**
Total liabilities	400.2	**330.6**
Commitments and contingent liabilities (Notes 5, 7 and 12)		
Stockholders' equity (Notes 10, 11 and 12)		
Preferred stock, undesignated, $.20 par value - authorized and unissued 20,000,000 shares	—	**—**
Common stock, $.20 par value - authorized 500,000,000 shares in 2007 and 750,000,000 shares in 2008; issued 264,605,000 shares in 2007 and 256,856,000 shares in 2008	52.9	**51.4**
Additional capital in excess of par value	295.8	**363.7**
Retained earnings	2,333.4	**2,086.8**
Accumulated other comprehensive income (loss)	95.0	**(13.1)**
Total stockholders' equity	2,777.1	**2,488.8**
	$ 3,177.3	**$ 2,819.4**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

(in millions, except earnings per share)

Year ended December 31,	2006	2007	2008
REVENUES			
Investment advisory fees (Note 2)	$ 1,508.5	$ 1,879.1	**$ 1,761.0**
Administrative fees (Note 2)	305.4	348.1	**353.9**
Investment income of savings bank subsidiary	5.4	5.9	**6.4**
Total revenues	1,819.3	2,233.1	**2,121.3**
Interest expense on savings bank deposits	4.3	4.8	**5.0**
Net revenues	1,815.0	2,228.3	**2,116.3**
OPERATING EXPENSES			
Compensation and related costs (Notes 7, 10 and 12)	658.4	797.2	**815.6**
Advertising and promotion	97.3	107.9	**104.1**
Depreciation and amortization of property and equipment	46.5	53.4	**61.7**
Occupancy and facility costs (Note 7)	82.5	92.1	**101.8**
Other operating expenses	143.4	181.3	**184.6**
	1,028.1	1,231.9	**1,267.8**
NET OPERATING INCOME	786.9	996.4	**848.5**
Other net investment income (loss) (Notes 1, 3, 5 and 11)	71.7	80.4	**(52.3)**
Credit facility expenses (Note 12)	0.3	—	**—**
Net non-operating income (loss)	71.4	80.4	**(52.3)**
Income before income taxes	858.3	1,076.8	**796.2**
Provision for income taxes (Note 9)	328.7	406.2	**305.4**
NET INCOME	$ 529.6	$ 670.6	**$ 490.8**
EARNINGS PER SHARE			
Basic	$ 2.01	$ 2.53	**$ 1.89**
Diluted	$ 1.90	$ 2.40	**$ 1.82**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)

Year ended December 31,	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 529.6	$ 670.6	**$ 490.8**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	46.5	53.4	**61.7**
Stock-based compensation expense	61.0	79.8	**85.5**
Intangible asset amortization	.4	.6	**.6**
Other than temporary impairments of investments in sponsored mutual funds	.5	.3	**91.3**
Changes in accounts receivable and accrued revenue	(48.2)	(42.7)	**89.4**
Changes in payables and accrued liabilities	31.1	23.9	**(45.6)**
Other changes in assets and liabilities	(27.7)	(27.9)	**(31.9)**
Net cash provided by operating activities	593.2	758.0	**741.8**
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in sponsored mutual funds	(266.6)	(190.8)	**(97.7)**
Dispositions of sponsored mutual funds	14.4	15.3	**95.1**
Investments in debt securities by savings bank subsidiary	(36.5)	(27.3)	**(73.2)**
Proceeds from debt securities held by savings bank subsidiary	25.4	26.1	**31.9**
Other investments made	(59.6)	(23.1)	**(9.7)**
Proceeds from other investments	—	.6	**72.6**
Additions to property and equipment	(94.4)	(145.6)	**(144.1)**
Other investing activity	(3.9)	.1	**.1**
Net cash used in investing activities	(421.2)	(344.7)	**(125.0)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchases of common stock	(171.0)	(312.1)	**(614.2)**
Common share issuances under stock-based compensation plans	105.1	91.6	**100.4**
Dividends paid to stockholders	(147.6)	(180.3)	**(312.5)**
Change in savings bank subsidiary deposits	10.9	(.4)	**43.5**
Net cash used in financing activities	(202.6)	(401.2)	**(782.8)**
CASH AND CASH EQUIVALENTS			
Net change during year	(30.6)	12.1	**(166.0)**
At beginning of year	803.6	773.0	**785.1**
At end of year	$ 773.0	$ 785.1	**$ 619.1**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(shares in thousands; dollars in millions)

	Common shares outstanding	Common stock	Additional capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Deferred stock-based compensation expense	Total stockholders' equity
Balances at December 31, 2005	131,678	$ 26.3	$ 279.7	$ 1,683.3	$ 48.5	$ (1.7)	$ 2,036.1
Reclassification at adoption of SFAS 123R			(1.7)			1.7	—
Common stock-based compensation plans activity							
Shares issued upon option exercises	1,403	.3	49.7				50.0
Forfeiture of restricted awards	(1)	.0	.0				.0
Common shares repurchased	(1,533)	(.3)	(117.4)				(117.7)
Common shares issued in 2-for-1 split	131,547	26.3	(26.3)				—
Balances after split on June 23, 2006	263,094	52.6					
Common stock-based compensation plans activity							
Shares issued upon option exercises	3,227	.7	55.4				56.1
Restricted shares issued	74	.0	.0				—
Income tax benefit at vesting of restricted shares			.1				.1
Stock-based compensation expense			61.0				61.0
Common shares repurchased	(1,435)	(.3)	(53.0)				(53.3)
Comprehensive income							
Net income				529.6			
Change in net unrealized security holding gains					20.8		
Total comprehensive income							550.4
Dividends declared				(155.8)			(155.8)
Balances at December 31, 2006	264,960	53.0	247.5	2,057.1	69.3	—	2,426.9
Common stock-based compensation plans activity							
Shares issued upon option exercises	5,508	1.1	92.7				93.8
Shares issued upon vesting of restricted stock units	27	.0	(.4)				(.4)
Restricted shares issued	289	.0	.0				—
Shares withheld and tax effects at vesting of restricted shares	(8)	.0	.1				.1
Forfeiture of restricted awards	(8)	.0	(.1)	.0			(.1)
Stock-based compensation expense			79.9				79.9
Common shares repurchased	(6,163)	(1.2)	(124.0)	(195.5)			(320.7)
Comprehensive income							
Net income				670.6			
Change in net unrealized security holding gains					25.7		
Total comprehensive income							696.3
Dividends declared and related tax benefits			.1	(198.8)			(198.7)
Balances at December 31, 2007	264,605	52.9	295.8	2,333.4	95.0	—	2,777.1
Common stock-based compensation plans activity							
Shares issued upon option exercises	4,895	1.0	102.0				103.0
Shares issued upon vesting of restricted stock units	43	.0	(.4)				(.4)
Restricted shares issued	275	.1	(.1)				—
Shares withheld and tax effects at vesting of restricted shares	(5)	.0	(.8)				(.8)
Forfeiture of restricted awards	(9)	.0	(.1)	.0			(.1)
Stock-based compensation expense			85.6				85.6
Common shares repurchased	(12,948)	(2.6)	(118.5)	(488.5)			(609.6)
Comprehensive income							
Net income				490.8			
Change in net unrealized security holding gains (losses)					(108.1)		
Total comprehensive income							382.7
Dividends declared and related tax benefits			.2	(248.9)			(248.7)
Balances at December 31, 2008	256,856	$ 51.4	$ 363.7	$ 2,086.8	$ (13.1)	$ —	$ 2,488.8

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Summary of Significant Accounting Policies

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; discount brokerage; and trust services. While investors that we serve are primarily domiciled in the United States of America, investment advisory clients outside the United States account for nearly 10% of our assets under management at December 31, 2008.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

BASIS OF PREPARATION.

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates. Actual results may vary from our estimates. We have reclassified certain prior-year amounts to be comparative with and conform to the presentation of our 2008 financial statements.

Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. All material intercompany accounts and transactions are eliminated in consolidation.

We are not the primary beneficiary, and do not consolidate the accounts, of a high-yield collateralized bond obligation (CBO) that held assets of $20 million at December 31, 2008. This variable interest entity is a non-recourse, limited liability company for which we are the collateral manager and receive related investment advisory fees. We recognized the full impairment of this CBO investment in our 2002 statement of income and do not expect to recognize any future gains or losses from this investment.

STOCK SPLIT.

At the close of business on June 23, 2006, we effected a two-for-one split of our common stock by issuing additional $.20 par value shares and reclassifying the par value of the additional shares issued among our paid-in stockholders' equity accounts. All per-share and share data in the accompanying consolidated statements of income, in these significant accounting policies, and in the accompanying notes have been adjusted to give retroactive effect to this stock split.

CASH EQUIVALENTS.

Cash equivalents consist primarily of short-term, highly liquid investments in our sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

INVESTMENTS.

We value our investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund last reported as of the balance sheet date, and generally classify these holdings as available-for-sale.

Our investments in marketable debt securities, including mortgage- and other asset-backed securities held by our savings bank subsidiary, are also classified as available-for-sale and reported at fair value. These debt securities are generally traded in the over-the-counter market. Securities with original maturities of one year or more are valued by us based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Securities with original maturities of less than one year generally are valued at amortized cost, which approximates fair value; however, if amortized cost is deemed not to reflect fair value, such securities are valued by us based generally on prices furnished by dealers who make markets in such securities or by an independent pricing service. Our investment valuation policies, methods and sources are the same as those employed by the sponsored mutual funds to price similar investment holdings.

Changes in net unrealized security holding gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (loss).

We classify marketable equity securities other than sponsored mutual funds and some investments in sponsored mutual funds made at fund formation as trading because they are expected to be held for only a short period of time. Other investments are recognized using the cost or equity methods of accounting, as appropriate.

We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary. A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary charge if particular circumstances do not warrant our belief that a near-term recovery is possible.

CONCENTRATIONS OF RISK.

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk, which may arise from changes in credit ratings and interest rates.

PROPERTY AND EQUIPMENT.

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3.5 years; buildings, 32.6 years; leasehold improvements, 9.1 years; furniture and other equipment, 6.6 years; and leased land, 99 years.

GOODWILL.

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Our evaluations have indicated that no impairment exists.

We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit – our investment advisory business.

REVENUE RECOGNITION.

Fees for investment advisory services, which are based on assets under management, and related administrative services that we provide to investment advisory clients are recognized in the period that our services are provided. Taxes billed to our clients based on our fees for services rendered are not included in revenues. Administrative revenues from distribution of our sponsored mutual funds' Advisor and R class shares, and the corresponding operating expense for payments to third-party financial intermediaries that distribute those share classes, are recognized in the period that they are earned, which is the same period that the related mutual funds recognize their expense.

ADVERTISING.

Costs of advertising are expensed the first time that the advertising takes place.

EARNINGS PER SHARE.

Basic earnings per share does not include the dilutive effect of outstanding stock options, nonvested restricted common shares, and outstanding stock units, and is computed by dividing net income by the weighted average common shares outstanding of 263.8 million in 2006, 264.8 million in 2007, and 259.3 million in 2008. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were exercised, restricted common shares vest, and stock units are converted to common shares. It is computed by increasing the denominator of the basic calculation by potential dilutive common shares, determined using the treasury stock method, of 14.9 million in 2006, 14.4 million in 2007, and 10.8 million in 2008.

COMPREHENSIVE INCOME.

Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income and the change in net unrealized security holding gains (losses), after income taxes (tax benefits).

STOCK AWARDS AND OPTIONS.

Our stockholders have approved the 2001 and 2004 Stock Incentive Plans under which we have issued restricted shares and restricted stock units that convert to shares after vesting. These employee awards have been issued at the grant date fair value and vest over graded schedules of up to four years.

Under the 2001 and 2004 Stock Incentive Plans and six other stockholder approved plans (the 1990, 1993 and 1996 Stock Incentive Plans and the 1995, 1998 and 2007 plans for non-employee directors), we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees and directors. Vesting of our annual employee option grants is based solely on the individual continuing to render service and generally occurs over a five-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant. Under the 2007 Non-Employee Director Equity Plan, we also grant restricted shares and restricted stock units that vest over one year. Vested stock units are issued as dividend-equivalents on stock units held by non-employee directors.

Net income includes a charge for stock option-based compensation expense of $59.2 million in 2006, $71.8 million in 2007, and $71.7 million in 2008, including $6.1 million, $8.6 million, and $5.6 million, respectively, for reload option grants. In recognizing stock option-based compensation expense, we used the Black-Scholes option-pricing model to estimate the fair value of each option grant, including reloads, as follows:

	Weighted-average			
	2006	2007	2008	Range 2008
Grant-date fair value per option awarded, including reload grants	$ 12.42	$ 12.31	$ 13.51	$ 2.36 to 20.08
Assumptions used:				
Expected life in years	5.5	5.4	5.9	.3 to 8.6
Expected volatility	26%	23%	24%	19 to 41%
Dividend yield	1.7%	1.7%	1.7%	1.7 to 2.5%
Risk-free interest rate	4.6%	4.3%	3.1%	.8 to 3.8%

Our expected life assumptions are based on the vesting period for each option grant and our historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility and dividend yield are based on recent historical experience over the same periods as our expected lives. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as our expected lives.

We recognized compensation expense for stock-based awards other than stock options of $1.8 million in 2006, $8.0 million in 2007, and $13.8 million in 2008.

Notes to Consolidated Financial Statements

NOTE 1 – CASH EQUIVALENTS.

Cash equivalent investments in our sponsored money market mutual funds aggregate $710.0 million at December 31, 2007, and $555.6 million at December 31, 2008. Dividends earned on these investments totaled $35.4 million in 2006, $38.0 million in 2007, and $17.5 million in 2008.

NOTE 2 – INFORMATION ABOUT RECEIVABLES, REVENUES, AND SERVICES.

Accounts receivable from our sponsored mutual funds for advisory fees and advisory-related administrative services aggregate $144.6 million at December 31, 2007, and $95.0 million at December 31, 2008.

Revenues (in millions) from investment advisory services provided under agreements with our sponsored mutual funds and other investment clients include:

	2006	2007	2008
Sponsored mutual funds in the U.S.			
Stock and blended asset	$ 937.5	$ 1,168.7	$ 1,031.4
Bond and money market	155.6	184.6	207.4
	1,093.1	1,353.3	1,238.8
Other portfolios	415.4	525.8	522.2
Total investment advisory fees	$ 1,508.5	$ 1,879.1	$ 1,761.0

The following table summarizes the various investment portfolios and assets under management (in billions) on which we earn advisory fees.

	Average during			December 31,	
	2006	2007	2008	2007	2008
Sponsored mutual funds in the U.S.					
Stock and blended asset	$ 152.2	$ 191.1	$ 168.6	$ 200.6	$ 117.9
Bond and money market	35.4	41.7	47.5	45.4	46.5
	187.6	232.8	216.1	246.0	164.4
Other portfolios	112.1	141.4	142.1	154.0	111.9
	$ 299.7	$ 374.2	$ 358.2	$ 400.0	$ 276.3

Fees for advisory-related administrative services provided to our sponsored mutual funds were $239.9 million in 2006, $273.9 million in 2007, and $282.6 million in 2008. We provide all services to the sponsored U.S. mutual funds under contracts that are subject to periodic review and approval by each of the funds' boards. Regulations require that the funds' shareholders also approve material changes to investment advisory contracts.

NOTE 3 – INVESTMENTS IN SPONSORED MUTUAL FUNDS.

These investments (in millions) at December 31 include:

		Unrealized holding		
	Aggregate cost	Gains	Losses	Aggregate fair value
2007				
Stock and blended asset funds	$ 427.0	$ 114.7	$ (.4)	$ 541.3
Bond funds	197.2	32.7	—	229.9
	$ 624.2	$ 147.4	$ (.4)	$ 771.2
2008				
Stock and blended asset funds	$ 345.7	$ 6.5	$ (37.4)	$ 314.8
Bond funds	185.3	16.3	(2.9)	198.7
	$ 531.0	$ 22.8	$ (40.3)	$ 513.5

Unrealized holding losses are considered temporary and are attributable to fund holdings with an aggregate fair value of $7.5 million at December 31, 2007, and $195.2 million at December 31, 2008. Unrealized losses incurred in the second half of 2008 totaling $30.1 million on investments valued at $115.9 million at December 31, 2008, have been temporarily impaired on a continuous basis from September 30, 2008. The remaining unrealized losses totaling $10.2 million were incurred in the fourth quarter of 2008 on fund investments valued at $79.3 million. See Note 11 for information regarding investment gains (losses) during the last three years.

Dividends, excluding capital gain distributions, earned on sponsored mutual fund investments totaled $3.7 million in 2006, $8.3 million in 2007, and $10.4 million in 2008.

NOTE 4 – DEBT SECURITIES HELD BY AND CUSTOMER DEPOSITS AT SAVINGS BANK SUBSIDIARY.

Our savings bank subsidiary holds investments in marketable debt securities, including mortgage- and other asset-backed securities, which are accounted for as available-for-sale. The following table (in millions) details the components of these investments at year end.

	2007		2008	
	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
Investments with temporary impairment of				
Less than 12 months (59 securities in 2008)	$ 10.9	$ (.1)	$ 40.1	$ (2.6)
12 months or more (32 securities in 2008)	42.6	(.5)	13.8	(1.7)
	53.5	(.6)	53.9	(4.3)
Investments with unrealized holding gains	73.4	.6	112.1	1.3
Balance at December 31	$ 126.9	$ —	$ 166.0	$ (3.0)
Aggregate cost	$ 126.9		$ 169.0	

The unrealized losses in these investments were generally caused by changes in interest rates and market liquidity, and not by changes in credit quality. We have the ability and intent to hold these securities to their maturities, which generally correlate to the maturities of our customer deposits, and to collect all contractual cash flows. Accordingly, impairment of these investments is considered temporary.

The estimated fair value of our customer deposit liability, based on discounting expected cash outflows at maturity dates that range up to five years, using current interest rates offered for deposits with the same dates of maturity, was $115.8 million at December 31, 2007, and $162.3 million at December 31, 2008.

NOTE 5 – OTHER INVESTMENTS.

These investments (in millions) at December 31 include:

	2007	2008
Cost method investments	$ 31.5	$ 40.1
U.S. Treasury Notes accounted for as held-to-maturity, $70 million face amount, $72.5 million fair value, at amortized cost plus accrued interest	70.6	—
Sponsored mutual fund investments held as trading	1.8	1.3
Equity method investments	.1	.5
Other marketable equity securities held as trading	.1	—
Total other investments	$ 104.1	$ 41.9

U.S. Treasury Notes totaling $30 million matured during 2008. The historically low interest rate environment of late 2008 resulted in substantial capital appreciation on our remaining U.S. Treasury Note holdings of $40 million, which we sold in December 2008 at a $2.6 million gain.

We had outstanding commitments to fund additional investments totaling $31.5 million at December 31, 2008.

NOTE 6 – FAIR VALUE MEASUREMENTS.

We determine the fair value of our investments using three broad levels of inputs as defined in Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 – unobservable inputs reflecting our own assumptions based on the best information available. We do not value any investments using Level 3 inputs.

These levels are not necessarily an indication of the risk or liquidity associated with the investments. The following table summarizes our investments (in millions) at December 31, 2008, that are recognized in our balance sheet using fair value measurements determined based on the differing levels of inputs.

	Level 1	Level 2
Cash equivalents	$ 555.6	
Investments in sponsored mutual funds		
Held as available-for-sale	513.5	
Held as trading	1.3	
Debt securities held by savings bank subsidiary	—	$ 166.0
	$ 1,070.4	$ 166.0

NOTE 7 – PROPERTY AND EQUIPMENT.

Property and equipment (in millions) at December 31 consists of:

	2007	2008
Computer and communications software and equipment	$ 251.5	$ 250.6
Buildings and improvements	204.2	272.8
Leasehold improvements	65.8	76.5
Furniture and other equipment	97.0	109.6
Land	18.8	19.7
Leased land	2.7	2.7
	640.0	731.9
Less accumulated depreciation and amortization	281.7	291.8
	$ 358.3	$ 440.1

Compensation and related costs attributable to the development of computer software for internal use totaling $7.7 million in 2006, $8.9 million in 2007, and $10.9 million in 2008 have been capitalized.

We occupy certain office facilities, and rent computer and other equipment under noncancelable operating leases. Related rental expense was $24.1 million in 2006, $25.6 million in 2007, and $27.0 million in 2008. Future minimum payments under these leases aggregate $25.7 million in 2009, $24.6 million in 2010, $23.7 million in 2011, $22.1 million in 2012, $19.9 million in 2013, and $80.9 million in later years.

NOTE 8 – INTANGIBLE ASSETS.

Other assets include the unamortized cost of customer-relationship intangible assets totaling $3.1 million at December 31, 2007, and $2.5 million at December 31, 2008. In 2006, we acquired customer relationships with assets under management of $.1 billion in separate accounts, and $.8 billion in mutual fund accounts from two fund groups that merged into our sponsored mutual funds. We paid $4.1 million as part of these three transactions and recognized the related intangible assets, which are amortized on a straight-line basis over 2.5 years for the acquired separate account customer relationships and over 8 years for the acquired mutual fund customer relationships.

NOTE 9 – INCOME TAXES.

The provision for income taxes (in millions) consists of:

	2006	2007	2008
Current income taxes			
U.S. federal and foreign	$ 301.9	$ 368.6	$ 299.5
State and local	45.8	53.3	39.3
Deferred income tax benefits	(19.0)	(15.7)	(33.4)
	$ 328.7	$ 406.2	$ 305.4

Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of our provision for income taxes.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Deferred tax benefits include $17.8 million in 2006, $24.9 million in 2007, and $21.4 million in 2008 relating to the recognition of stock option-based compensation expense. Deferred tax benefits of $31.4 million in 2008 are attributable to investment income (loss) recognition differences, primarily related to other than temporary impairments recognized on our sponsored mutual fund investments. Partially offsetting the deferred tax benefits in 2007 were deferred taxes of $8.1 million from the reversal of temporary differences related to property and equipment and the use of foreign net operating loss carryforwards. In 2008, deferred taxes of $17.9 million relating to property and equipment partially offset deferred tax benefits.

The net deferred tax asset recognized in our balance sheet in other assets includes the following (in millions) at December 31.

	2007	2008
Deferred tax liabilities		
Arising from net unrealized holding gains	$ (52.0)	
Related to property and equipment	—	$ (14.6)
Other	(4.7)	(5.6)
	(56.7)	(20.2)
Deferred tax assets		
Related to stock-based compensation	44.3	68.2
Related to investment income (loss)	5.4	36.8
Related to property and equipment	3.3	—
Related to accrued compensation	4.5	3.0
Arising from net unrealized holding losses	—	7.2
Foreign net operating loss carryforwards	2.2	—
Other	2.2	3.6
	61.9	118.8
Net deferred tax asset	$ 5.2	$ 98.6

Other assets also includes tax refund receivables of $41.7 million at December 31, 2007, and $46.2 million at December 31, 2008.

Cash outflows from operating activities include income taxes paid of $272.8 million in 2006, $329.6 million in 2007, and $289.9 million in 2008.

Cash flows from operating activities include income tax benefits of $66.8 million in 2006, $96.9 million in 2007, and $70.3 million in 2008 arising from stock-based compensation plans activity that reduced the amount of income taxes that would have otherwise been payable. Operating cash outflows from payables and accrued liabilities and financing cash inflows from common share issuances under stock-based compensation plans include tax benefits of $65.7 million in 2006, $94.9 million in 2007, and $68.7 million in 2008. These tax benefits have been recognized in stockholders' equity as additional capital in excess of par value.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2006	2007	2008
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes for current year, net of federal income tax benefits	2.7	3.0	3.3
Other items	.6	(.3)	.1
Effective income tax rate	38.3%	37.7%	38.4%

The following table reconciles our unrecognized tax benefits (in millions) during the year:

	2007	2008
Balance at beginning of year	$ 3.0	$ 4.8
Additions for tax positions related to		
2008	—	1.3
2007	1.5	—
2006 and prior years	.3	.2
Balance at year end	$ 4.8	$ 6.3

If recognized, these tax benefits would affect our effective tax rate; however, we do not expect that unrecognized tax benefits for tax positions taken with respect to 2008 and prior years will significantly change in 2009. Our United States federal tax obligations have been settled through the year 2000. Net interest recoverable recognized in our balance sheets was $3.1 million at December 31, 2007, and $3.5 million at December 31, 2008. Interest recognized as part of our provision for income taxes was not material in 2007 or 2008.

NOTE 10 – COMMON STOCK AND STOCK-BASED COMPENSATION PROGRAMS.

AUTHORIZED SHARES.

At our annual meeting in April 2008, our stockholders approved a charter amendment increasing our authorized common shares from 500 million to 750 million.

SHARE REPURCHASES.

Accounts payable and accrued expenses includes $8.6 million at December 31, 2007, and $4.0 million at December 31, 2008, representing the unsettled liability for common stock repurchases made prior to year end.

The Board of Directors has authorized the future repurchase of up to 14,679,430 common shares as of December 31, 2008. Subsequently, we repurchased 1.02 million of our common shares for $29.1 million through February 4, 2009.

DIVIDENDS.

Cash dividends declared per share were $.59 in 2006, $.75 in 2007, and $.96 in 2008. In March 2008, we began paying our quarterly dividend before quarter end instead of in the following month.

SHARES AUTHORIZED FOR STOCK-BASED COMPENSATION PROGRAMS.

At December 31, 2008, 60,010,739 shares of unissued common stock were reserved for issuance under our stock-based compensation plans. Additionally, 3,360,000 shares are reserved for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices. We believe that our stock-based compensation programs align the interests of our employees and directors with those of our common stockholders.

STOCK OPTIONS.

The following table summarizes the status of and changes in our stock option grants during 2008.

	Options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Outstanding at beginning of 2008	41,030,175	$ 24.59	
Annual grants	5,153,300	57.08	
New hire grants and non-employee director grants	9,800	48.83	
Reload grants	792,645	54.50	
Exercised	(6,873,638)	20.88	
Forfeited or cancelled	(1,074,541)	44.00	
Outstanding at end of 2008	39,037,741	$ 36.52	6.2
Exercisable at end of 2008	23,402,781	$ 29.04	4.7

The total intrinsic value of options exercised was $213.1 million in 2006, $300.1 million in 2007, and $230.4 million in 2008. At December 31, 2008, the aggregate intrinsic value of in-the-money options outstanding was $231.7 million and of options exercisable was $220.1 million. There were 17.5 million outstanding options at an average exercise price of $51.05 that were out-of-the money at December 31, 2008.

STOCK AWARDS.

The following table summarizes the status of and changes in our nonvested restricted shares and restricted stock units during 2008.

	Restricted shares	Restricted stock units	Weighted-average fair value
Nonvested at beginning of 2008	319,300	140,250	$ 50.23
Granted to employees	270,250	143,300	56.91
Granted to non-employee directors	4,800	7,200	48.54
Vested (value at vest date was $5.9 million)	(110,168)	(54,711)	49.48
Forfeited	(8,988)	(2,500)	49.52
Nonvested at end of 2008	475,194	233,539	$ 54.28

At December 31, 2008, non-employee directors hold 7,495 vested stock units that will convert to common shares upon their separation from the board.

FUTURE STOCK-BASED COMPENSATION EXPENSE.

The following table presents the compensation expense (in millions) to be recognized over the separate vesting periods of the 15,634,960 nonvested options and 708,733 restricted shares and restricted stock units outstanding at December 31, 2008. Estimated future compensation expense will change to reflect future option grants, including reloads; future awards of unrestricted shares, restricted shares, and restricted stock units; changes in estimated forfeitures; and adjustments for actual forfeitures.

First quarter 2009	$ 19.6
Second quarter 2009	19.8
Third quarter 2009	18.8
Fourth quarter 2009	13.4
Total 2009	71.6
2010 through 2013	72.8
Total	$ 144.4

NOTE 11 – INVESTMENT GAINS (LOSSES) AND OTHER COMPREHENSIVE INCOME (LOSS).

The following table reconciles our net unrealized investment holding gains and losses (in millions) to that recognized in other comprehensive income (loss).

	2006	2007	2008
Net unrealized holding gains (losses) on investments in sponsored mutual funds	$ 46.8	$ 66.0	$ (254.7)
Reconciling amounts recognized in other investment income (loss)			
Capital gain distributions received	(8.8)	(22.1)	(5.6)
Other than temporary impairments	.5	.3	91.3
Net losses (gains) realized on dispositions, determined using average cost	(6.8)	(5.5)	4.5
Net unrealized holding gains (losses) recognized in other comprehensive income (loss) on			
Investments in sponsored mutual funds	31.7	38.7	(164.5)
Debt securities held by savings bank subsidiary	.5	1.5	(3.0)
Net unrealized holding gains (losses)	32.2	40.2	(167.5)
Deferred tax benefits (income taxes)	(11.4)	(14.5)	59.4
Net gains (losses) recognized in other comprehensive income (loss)	$ 20.8	$ 25.7	$ (108.1)

The components of accumulated other comprehensive loss (in millions) at December 31, 2008, are presented below.

Net unrealized holding losses on	
Investments in sponsored mutual funds	$ (17.5)
Debt securities held by savings bank subsidiary	(3.0)
	(20.5)
Deferred income tax benefits	7.4
	$ (13.1)

NOTE 12 – OTHER DISCLOSURES.

Our consolidated stockholders' equity at December 31, 2008, includes about $55 million that is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, the likelihood that an adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations is remote.

Compensation expense recognized for our defined contribution retirement plans was $38.8 million in 2006, $44.1 million in 2007, and $43.6 million in 2008.

In the second quarter of 2006, we voluntarily terminated our $300 million bank-syndicated credit facility.

NOTE 13 – SUPPLEMENTARY QUARTERLY FINANCIAL DATA (Unaudited).

	Net revenues	Net income	Basic earnings per share	Diluted earnings per share
	(in millions)			
2007				
1st quarter	$ 508.4	$ 142.9	$ .54	$ .51
2nd quarter	$ 551.1	$ 162.2	$ .61	$ .58
3rd quarter	$ 571.0	$ 174.8	$ .66	$ .63
4th quarter	$ 597.8	$ 190.7	$ .72	$ .68
2008				
1st quarter	$ 559.1	$ 151.5	$ .58	$ .55
2nd quarter	$ 586.5	$ 162.2	$ .62	$ .60
3rd quarter	$ 554.8	$ 152.8	$ .59	$ .56
4th quarter	$ 415.9	$ 24.3	$ .09	$ .09

The sums of quarterly earnings per share for 2008 are less than annual earnings per share for the year 2008 because the computations are done independently.

Report of Management on Internal Control Over Financial Reporting

To the Stockholders of
T. Rowe Price Group, Inc.:

We, together with other members of management of T. Rowe Price Group, are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2008, in relation to criteria described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2008.

February 5, 2009

James A.C. Kennedy
Chief Executive Officer and President

Kenneth V. Moreland
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 5, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 5, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited T. Rowe Price Group, Inc. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, T. Rowe Price Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 5, 2009, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 5, 2009

CORPORATE HEADQUARTERS

100 East Pratt Street

Baltimore, Maryland 21202

United States

(410) 345-2000

OFFICE LOCATIONS

Buenos Aires, Argentina

Sydney, Australia

Toronto, Canada

Copenhagen, Denmark

Hong Kong

Tokyo, Japan

Luxembourg

Amsterdam, Netherlands

Singapore

Stockholm, Sweden

Zurich, Switzerland

London, United Kingdom

United States:

Long Beach, California

San Francisco, California

Colorado Springs, Colorado

Tampa, Florida

Baltimore, Maryland

Owings Mills, Maryland

U.S. INVESTOR CENTERS

Baltimore, Maryland

Boca Raton, Florida

Colorado Springs, Colorado

Garden City, New York

Los Angeles, California

McLean, Virginia

Northbrook, Illinois

Oak Brook, Illinois

Owings Mills, Maryland

Paramus, New Jersey

Short Hills, New Jersey

Tampa, Florida

Walnut Creek, California

Washington, D.C.

Wellesley, Massachusetts

ADDITIONAL INFORMATION

SEC Form 10-K
A paper copy is available, at no charge, by sending a written request to:

Barbara A. Van Horn
Corporate Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202
Fax (410) 345-3223

A copy is available on our Web site: troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, MN 55075
(888) 648-8155
www.wellsfargo.com/shareownerservices

Send shareholder inquiries to:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

Independent Registered Public Accounting Firm
KPMG LLP
Baltimore, MD

Annual Meeting
April 8, 2009 at 10 am
T. Rowe Price Group, Inc.
Owings Mills Corporate Campus
4515 Painters Mill Road
Owings Mills, MD 21117

BOARD OF DIRECTORS

Edward C. Bernard
Vice Chairman and President, T. Rowe Price Investment Services

James T. Brady
Mid-Atlantic Managing Direct
Ballantrae International Ltd.

J. Alfred Broaddus, Jr.
Retired President, Federal Reserve Bank of Richmond

Donald B. Hebb, Jr.
Chairman, ABS Capital Partne

James A.C. Kennedy
Chief Executive Officer and President

Brian C. Rogers
Chairman, Chief Investment Officer, and Portfolio Manage

Dr. Alfred Sommer
Dean Emeritus and Professor, Johns Hopkins Bloomberg School of Public Health

Dwight S. Taylor
Chief Executive Officer, COPT Development & Construction Services, LLC

Anne Marie Whittemore
Partner, McGuireWoods LLP

T. Rowe Price Group, Inc.
100 East Pratt Street, Baltimore, Maryland 21202
(410) 345-2000 www.troweprice.com

[illegible]

END